Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2015	March 31 2016
Assets
Current assets:
Cash and cash equivalents (note 12)	$545.3	$511.5
Accounts receivable (note 5)	681.0	654.4
Inventories (note 6)	794.6	855.9
Income taxes receivable	10.4	11.6
Assets classified as held-for-sale	27.4	27.4
Other current assets (note 4)	65.3	77.1
Total current assets	2,124.0	2,137.9

Property, plant and equipment (note 7)	314.6	313.8
Goodwill	19.5	19.5
Intangible assets	30.4	28.8
Deferred income taxes	40.1	38.1
Other non-current assets (note 4)	83.4	83.8
Total assets	$2,612.0	$2,621.9

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 8)	$29.1	$69.0
Accounts payable	801.4	809.0
Accrued and other current liabilities	257.7	207.3
Income taxes payable	25.0	25.6
Current portion of provisions	20.2	11.9
Total current liabilities	1,133.4	1,122.8

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 8)	250.6	243.5
Pension and non-pension post-employment benefit obligations	83.2	87.8
Provisions and other non-current liabilities	28.0	29.8
Deferred income taxes (note 11)	25.8	20.1
Total liabilities	1,521.0	1,504.0

Equity:
Capital stock (note 9)	2,093.9	2,089.9
Treasury stock (note 9)	(31.4)	(4.4)
Contributed surplus	846.7	800.8
Deficit	(1,785.4)	(1,759.8)
Accumulated other comprehensive loss	(32.8)	(8.6)
Total equity	1,091.0	1,117.9
Total liabilities and equity	$2,612.0	$2,621.9

Contingencies (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2015	2016
Revenue	$1,298.5	$1,353.3
Cost of sales (note 6)	1,207.1	1,260.5
Gross profit	91.4	92.8
Selling, general and administrative expenses (SG&A)	55.4	52.0
Research and development	6.2	5.4
Amortization of intangible assets	2.3	2.3
Other charges (note 10)	0.3	1.7
Earnings from operations	27.2	31.4
Finance costs	0.5	2.2
Earnings before income taxes	26.7	29.2
Income tax expense (recovery) (note 11):
Current	5.4	9.0
Deferred	1.6	(5.4)
	7.0	3.6
Net earnings for the period	$19.7	$25.6

Basic earnings per share	$0.11	$0.18

Diluted earnings per share	$0.11	$0.18

Shares used in computing per share amounts (in millions):
Basic	172.3	143.5
Diluted	174.3	145.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2015	2016
Net earnings for the period	$19.7	$25.6
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(2.0)	0.8
Changes from derivatives designated as hedges	(5.5)	23.4
Total comprehensive income for the period	$12.2	$49.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 9):
Issuance of capital stock	6.6	—	(4.6)	—	—	2.0
Repurchase of capital stock for cancellation	(99.2)	—	79.4	—	—	(19.8)
Stock-based compensation and other	—	15.7	(3.7)	—	—	12.0
Total comprehensive income:
Net earnings for the period	—	—	—	19.7	—	19.7
Other comprehensive loss, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.0)	(2.0)
Changes from derivatives designated as hedges	—	—	—	—	(5.5)	(5.5)
Balance — March 31, 2015	$2,516.9	$(5.7)	$748.2	$(1,825.6)	$(32.5)	$1,401.3

Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 9):
Issuance of capital stock	2.5	—	(1.0)	—	—	1.5
Repurchase of capital stock for cancellation (b)	(6.5)	—	(27.8)	—	—	(34.3)
Stock-based compensation and other	—	27.0	(17.1)	—	—	9.9
Total comprehensive income:
Net earnings for the period	—	—	—	25.6	—	25.6
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	23.4	23.4
Balance — March 31, 2016	$2,089.9	$(4.4)	$800.8	$(1,759.8)	$(8.6)	$1,117.9

(a)  Accumulated other comprehensive loss is net of tax.

(b) Includes $30.0 prepayment under a program share repurchase. See note 9.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2015	2016
Cash provided by (used in):
Operating activities:
Net earnings for the period	$19.7	$25.6
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	16.6	17.8
Equity-settled stock-based compensation	11.5	9.4
Finance costs	0.5	2.2
Income tax expense	7.0	3.6
Other	(4.7)	(7.3)
Changes in non-cash working capital items:
Accounts receivable	49.2	26.6
Inventories	(34.9)	(61.3)
Other current assets	(2.1)	4.9
Accounts payable, accrued and other current liabilities and provisions	(24.1)	(31.2)
Non-cash working capital changes	(11.9)	(61.0)
Net income taxes paid	(3.6)	(8.6)
Net cash provided by (used in) operating activities	35.1	(18.3)

Investing activities:
Purchase of computer software and property, plant and equipment	(12.7)	(16.1)
Proceeds from sale of assets	0.1	0.2
Repayments from solar supplier (note 4)	—	3.0
Net cash used in investing activities	(12.6)	(12.9)

Financing activities:
Borrowings under credit facility (note 8)	—	40.0
Repayments under credit facility (note 8)	—	(6.2)
Finance lease payment (note 4)	—	(1.3)
Issuance of capital stock (note 9)	2.0	1.5
Repurchase of capital stock for cancellation (note 9)	(19.8)	(34.3)
Finance costs paid	(0.5)	(2.3)
Net cash used in financing activities	(18.3)	(2.6)

Net increase (decrease) in cash and cash equivalents	4.2	(33.8)
Cash and cash equivalents, beginning of period	565.0	545.3
Cash and cash equivalents, end of period	$569.2	$511.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2016 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2016.

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 20, 2016.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2015 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the first quarter of 2016 from those described in the notes to our 2015 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

In January 2016, the IASB issued IFRS 16, Leases, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers, has also been applied. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, and the execution of our programs and services, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended March 31
	2015	2016
Communications	40%	38%
Consumer	3%	3%
Diversified	28%	34%
Servers	11%	9%
Storage	18%	16%

Customers:

For the first quarter of 2016, we had two customers that individually represented more than 10% of total revenue (first quarter of 2015 — two customers).

4.             SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asia-based solar cell supplier (Solar Supplier), that includes a commitment by us to provide cash advances of up to $31.0 (reduced from previous estimates of up to $36.0) to help secure our solar cell supply. The advances were used by the Solar Supplier to help finance the expansion of its manufacturing operations into Malaysia. This supply agreement has an initial term of three and a half years, and is subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. All such cash advances are scheduled to be repaid by this

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

supplier through quarterly repayment installments, which commenced in the fourth quarter of 2015 and are to continue through the end of 2017. As of March 31, 2016, we have advanced a total of $29.5 under this agreement. We received cash repayments of $3.0 from the supplier in each of the fourth quarter of 2015 and the first quarter of 2016. As of March 31, 2016, $23.5 remains recoverable from this supplier, which we have recorded as other current assets of $16.2 and other non-current assets of $7.3 on our consolidated balance sheet.

In April 2015, we entered into a five-year agreement to lease manufacturing equipment valued at up to $20.0 to be used in our solar operations in Asia. Our quarterly lease payments commenced in January 2016, pursuant to which we made a scheduled repayment of $1.3 in the first quarter of 2016. As of March 31, 2016, our related lease obligations totaled $17.9, consisting of short-term obligations of $4.0 and long-term obligations of $13.9. This lease qualifies as a finance lease under IFRS. See note 8.

5.             ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and a short-term rating of A-2 or above at March 31, 2016. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2017 under specified circumstances), but may be terminated earlier as provided in the agreement. At March 31, 2016, $60.0 of accounts receivable were sold under this facility (December 31, 2015 — $50.0) and de-recognized from our accounts receivable balance. The accounts receivable sold are removed from our consolidated balance sheet and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $0.6 for the first quarter of 2016 (first quarter of 2015 — net inventory provisions of $1.7). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.             SALE AGREEMENT WITH RESPECT TO REAL PROPERTY IN TORONTO

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars ($105.7 at period-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years from the execution date of the Property Sale Agreement, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($41.3 at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($52.8 at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

As part of the Property Sale Agreement, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for Celestica’s new corporate headquarters, on commercially reasonable arm’s-length terms. There can be no assurance that this transaction will be completed within the expected time period or at all.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms were in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

8.             CREDIT FACILITIES AND LONG-TERM DEBT

In order to fund a portion of our share repurchases under the $350.0 substantial issuer bid (the SIB) completed in June 2015, we amended our $300.0 revolving credit facility in May 2015 to add a non-revolving term loan component (Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility from October 2018 to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (Revolving Facility), and $75.0 of available cash on hand. During the first quarter of 2016, we made a scheduled quarterly principal repayment of $6.2 under the Term Loan. We also borrowed an additional $40.0 under the Revolving Facility in the first quarter of 2016 to fund the repurchase of shares and to pre-fund the PSR under our new normal course issuer bid launched in February 2016 (2016 NCIB). At March 31, 2016, $296.3 was outstanding under the credit facility, comprised of $65.0 under the Revolving Facility and $231.3 under the Term Loan (December 31, 2015 — $262.5 outstanding, comprised of $25.0 under the Revolving Facility and $237.5 under the Term Loan).

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table sets forth our borrowings under the Revolving Facility, Term Loan, and finance lease obligations as of the period-ends indicated:

	December 31 2015	March 31 2016
Borrowings under the Revolving Facility	$25.0	$65.0
Term Loan	237.5	231.3
Total borrowings under credit facility	262.5	296.3
Less: unamortized debt issuance costs	(1.8)	(1.7)
Finance lease obligations (note 4)	19.0	17.9
	$279.7	$312.5
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations	$29.1	$69.0
Long-term portion of borrowings under credit facility and finance lease obligations	250.6	243.5
	$279.7	$312.5

We incurred debt issuance costs of $2.1 in 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan. Such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

The $65.0 outstanding under the Revolving Facility is due upon maturity of the facility in May 2020. We are permitted to repay amounts prior to maturity. We currently intend to repay $40.0 of the amount outstanding under the Revolving Facility within the next twelve months. Prepayments are also required under certain circumstances.

The Term Loan requires quarterly principal repayments until its maturity. At March 31, 2016, the remaining mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2016	$18.8
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5
$231.3

We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At March 31, 2016, we were in compliance with all restrictive and financial covenants under the credit facility. Commitment fees paid in the first quarter of 2016 were $0.3 (first quarter of 2015 — $0.3). At March 31, 2016, we had $29.1 (December 31, 2015 — $27.2) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2016 or December 31, 2015.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.             CAPITAL STOCK

Share repurchases:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids. As part of the NCIB process, we enter into Automatic Share Purchase Plans (ASPPs) with brokers from time to time, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf for cancellation under our NCIBs (including during any applicable self-imposed trading blackout periods). In addition, we enter into program share repurchases (PSRs) from time to time as part of the NCIB process (if permitted by the TSX), pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is generally determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total subordinate voting and multiple voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During the first quarter of 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, at a weighted average price of $11.46 per share, including 4.4 million subordinate voting shares repurchased under a $50.0 PSR which we funded in December 2014. We completed the share repurchases under this PSR on January 28, 2015 at a weighted average price of $11.38 per share. The 2014 NCIB expired in September 2015.

On February 22, 2016, the TSX accepted our notice to launch the 2016 NCIB, which allows us to repurchase, at our discretion, until the earlier of February 23, 2017 or the completion of purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the 2016 NCIB will be reduced by the number of subordinate voting shares purchased during the term of the 2016 NCIB to satisfy obligations under our stock-based compensation plans. During the first quarter of 2016, prior to the launch of the PSR described below, we paid $4.3 (including transaction fees) to repurchase and cancel 0.4 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.73 per share. In March 2016, the TSX accepted our notice to amend the 2016 NCIB to permit the repurchase of our subordinate voting shares thereunder through one or more PSRs. In connection therewith, we paid $30.0 to a broker in March 2016 under a PSR for the right to receive a variable number of our subordinate voting shares upon such PSR’s completion in the second quarter of 2016.

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation  plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. We did not purchase any subordinate voting shares in the open market to satisfy the delivery requirements under our stock-based compensation plans during the first quarter of 2016 or 2015. At March 31, 2016, the trustee held 0.4 million subordinate voting shares for this purpose, having a value of $4.4 (December 31, 2015 — 2.8 million subordinate voting shares with a value of $31.4).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the three months ended March 31, 2016:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2015	2.9	3.5	5.5
Granted (i)	—	2.0	2.5
Exercised or settled (ii)	(0.2)	(1.2)	(1.2)
Forfeited or expired	(0.2)	(0.1)	(0.7)
Outstanding at March 31, 2016	2.5	4.2	6.1

Weighted-average grant date fair value of options and share units granted	N/A	$9.08	$9.56

(i)                                     During the first quarter of 2016, we granted 2.5 million (first quarter of 2015 — 2.1 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2015 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at March 31, 2016 (representing the maximum potential payout) depending on the level of achievement of the relevant performance condition.

(ii)                                  During the first quarter of 2016, we received cash proceeds of $1.5 (first quarter of 2015 — $2.0) relating to the exercise of vested employee stock options.

At March 31, 2016, 1.3 million (December 31, 2015 — 1.3 million) DSUs were outstanding.

For the first quarter of 2016, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $9.4 (first quarter of 2015 — $11.5), and DSU expense (recorded through SG&A) of $0.5 (first quarter of 2015 — $0.5). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to a non-market performance condition varies depending on the level of achievement of pre-determined financial targets.

10.             OTHER CHARGES

	Three months ended March 31
	2015	2016
Restructuring (a)	$0.3	$2.0
Other	—	(0.3)
	$0.3	$1.7

(a)           Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. As a result of our most recent evaluation, during the first quarter of 2016, we recorded restructuring charges of $2.0 for employee termination costs.  Our restructuring provision at March 31, 2016 was $2.1 (December 31, 2015 — $10.7) comprised primarily of employee termination costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

11.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

Our net income tax expense of $3.6 for the first quarter of 2016 was favorably impacted by the effects of taxable foreign exchange arising from the strengthening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency).

See note 13 regarding income tax contingencies.

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value as it bears interest at a variable market rate. The carrying value of the outstanding cash advances receivable from the Solar Supplier approximates their fair value due to their relatively short term to maturity. We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2015 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2015. There have been no significant changes to the source of our inputs since December 31, 2015.

Cash and cash equivalents are comprised of the following:

	December 31 2015	March 31 2016
Cash	$476.1	$410.8
Cash equivalents	69.2	100.7
	$545.3	$511.5

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2016 a Standard and Poor’s short-term rating of A-1 or above.

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates, plus specified margins. See note 8. Our borrowings under this facility, which at March 31, 2016 totalled $296.3 (December 31, 2015 — $262.5), expose us to interest rate risk due to potential increases to the specified rates and margins.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 15 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at March 31, 2016 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2016.

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$13.2	$6.2	$0.7
Accounts receivable and other financial assets	3.6	37.6	0.2
Accounts payable and certain accrued and other liabilities and provisions	(34.3)	(25.4)	(14.7)
Net financial assets (liabilities)	$(17.5)	$18.4	$(13.8)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in such non-functional currencies is summarized in the following table as at March 31, 2016. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.1	$(0.1)	$0.1
Other comprehensive income	1.5	0.1	0.7
1% Weakening
Net earnings	(1.1)	0.2	(0.1)
Other comprehensive income	(1.5)	(0.1)	(0.7)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At March 31, 2016, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$302.2	$0.74	13	$7.9
Thai baht	97.5	0.03	12	(0.7)
Malaysian ringgit	70.3	0.24	12	3.8
Mexican peso	34.9	0.06	12	(0.4)
British pound	130.4	1.46	4	1.9
Chinese renminbi	83.3	0.15	12	(0.7)
Euro	55.2	1.11	12	(0.5)
Romanian leu	20.6	0.25	12	0.4
Singapore dollar	20.3	0.71	12	0.7
Other	12.6		8	—
Total	$827.3			$12.4

At March 31, 2016, the fair value of the outstanding contracts was a net unrealized gain of $12.4 (December 31, 2015 — net unrealized loss of $24.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at March 31, 2016 was not significant, is recognized immediately in our consolidated statement of operations. At March 31, 2016, we recorded $20.6 of derivative assets in other current and non-current assets, and $8.2 of derivative liabilities in accrued and other current liabilities (December 31, 2015 — $2.8 of derivative assets in other current assets and $26.8 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

13.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Commencing in 2007, securities class action lawsuits were brought against us and certain of our officers, a director and Onex in the United States District Court for the Southern District of New York, alleging violations of United States federal securities laws. In 2015, a settlement of the consolidated class action lawsuits was reached and the District Court granted final approval of the settlement in July 2015. The time for any appeal from the approval of the settlement had expired without any appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers in 2015.

In 2007, parallel class proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that dealt with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015. The Supreme Court of Canada released its decision on December 4, 2015, allowing the defendants’ appeal and holding that the statutory claims of the plaintiff and the class under the Ontario Securities Act are barred by the applicable limitation period. In an earlier decision dated February 14, 2014, the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Ontario Superior Court of Justice denied certification of the plaintiffs’ common law claims. No party appealed that decision. We will be seeking our costs of the Supreme Court proceedings and the proceedings below. It is too early to assess the quantum of costs that may be awarded, if any. The Canadian plaintiff has initiated a second motion to certify its common law claims, even though those claims were denied certification in February 2014. We believe that the February 2014 decision is final and binding and that any attempt to re-open certification of the common law claims is without merit. There can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $15 to $19 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $32 at period-end exchange rates). Resolution of these matters may occur during the remainder of 2016.

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $26 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 along with the relevant tax costs related to the foreign exchange gains which we had since accrued.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.